Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

GOTTSCHALKS Inc. Retirement Savings Plan
Fresno, California

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (333-00061) of our report dated July 2, 2009, relating to the financial statements and supplemental schedules of GOTTSCHALKS Inc. Retirement Savings Plan appearing on this Form 11-K for the years ended December 31, 2008 and 2007. Our report contains an explanatory paragraph regarding the decision made on May 26, 2009 to terminate the Plan.

/s/ BDO Seidman, LLP
BDO Seidman, LLP
San Francisco, California

July 2, 2009